AMENDED SCHEDULE 13D
BENEFICIAL OWNERSHIP REPORTING


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)

                               PBOC HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title and Class of Securities)

                                   69316G 10 8
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                                 (CUSIP Number)

                               Michael F. Dunning
                                FBOP Corporation
                             11 West Madison Street
                               Oak Park, IL 60302
                                 (708) 386-5000

       (Name, Address and Telephone Number of Person Authorized to receive
                          Notices and Communications)

                                December 8, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of rule 240.13d-1(e), 240.13d-I(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all othe provisions of the Act (however, see the Notes).

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13D/A
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CUSIP NO. 69316G 10 8

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only) (VOLUNTARY)

     FBOP Corporation

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  / /
     (b)  / /

3.   SEC Use Only

4.   Source of Funds (See Instructions):
     AF and/or OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e):
     N/A

6.   Citizenship or Place of Organization
     Illinois

                    7.   Sole Voting Power             975,400
Number of
Shares
Beneficially        8.   Shared Voting Power           1,019,571*
Owned by
Each
Reporting           9.   Sole Dispositive Power        975,400
Person
With:
                    10.  Shared Dispositive Power      0

                    * Pursuant to proxies granted in connection with the Agreement and Plan of Merger and further described in item 6.

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     As further disclosed in Item 5, the Reporting Person will Beneficially own 9,474,291 or 47.7% of the outstanding common stock upon the closing of the transactions contemplated in the Stock Purchase Agreements.

     Also, as further described in item 6, the Reporting Person has entered into an Agreement and Plan of Merger with the Issuer, pursuant to which the Reporting Person will acquire all outstanding shares of the Issuer.

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)

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13D/A
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CUSIP NO. 69316G 10 8

     47.7% upon the closing of the transactions contemplated in the Stock Purchase Agreements, and 100% upon the closing of the transactions contemplated in the Agreement and Plan of Merger.

14.  Type of Reporting Person (See Instructions)

     CO




Item 1.   Security and Issue

          PBOC Holdings, Inc. (a Delaware Corporation)
          5900 Wilshire Boulevard
          Los Angeles, CA 90036

          Common Stock, $0.01 par value

Item 2.

     (a)  Name of Person Filing:

          FBOP Corporation

     (b)  State or Other Place of Organization

          Illinois

     (c)  Principal Business

          Bank and Thrift Holding Company

     (d)  Address of Principal Business

          11 West Madison Street
          Oak Park, IL 60302

     (e)  Address of Principal Office

          11 West Madison Street
          Oak Park, IL 60302

     (f) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

     (g) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

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CUSIP NO. 69316G 10 8

Item 3.   Source and Amount of Funds or Other Consideration

          The Reporting Person has funded the shares it currently owns with dividends from affiliated depository institutions.

          The Reporting Person anticipates funding the transactions described in the stock purchase agreements and the Agreement and Plan of Merger with dividends from affiliated depository institutions and/or debt from unaffiliated correspondent banks in which American National Bank, Chicago, Illinois, will be acting as the lead lender.

Item 4.   Purpose of the Transaction

          The Reporting Person intends on acquiring control of the issuer.


Item 5.   Interest in Securities of the Issuer

          (a) The Reporting Person currently beneficially owns 975,400 shares of common stock of Issuer. As further disclosed in item 6, the Reporting Person has entered into Stock Purchase Agreements to acquire an additional 7,479,320 shares of Issuer's common stock. Upon the closing of the transactions contemplated by the Stock Purchase Agreements, the Reporting Person will beneficially own 8,454,720 shares of Issuer's common stock.

               Also, as further described in item 6, the Reporting Person has entered into an Agreement and Plan of Merger with the Issuer, pursuant to which the Reporting Person will acquire all outstanding shares of the Issuer. In connection with the Agreement and Plan of Merger, proxies to vote 1,019,571 shares of common stock have been granted to the Reporting Person. These proxies are further described in item 6.

               The Reporting Person will own 47.7% of the outstanding common stock upon the closing of the transactions contemplated in the Stock Purchase Agreements, and 100% of the outstanding common stock upon the closing of the transactions contemplated in the Agreement and Plan of Merger.


          (b)  Number of shares as to which the person has:

               Sole power to vote or to direct the vote:                   975,400
               Shared power to vote or to direct the vote:                 1,019,571*
               Sole power to dispose or to direct the disposition of:      975,400
               Shared power to dispose or to direct the disposition of:    0

               * Pursuant to proxies granted in connection with the Agreement and Plan of Merger and further described in item 6.

          (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D:

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CUSIP NO. 69316G 10 8

               From 10/31/00 - 12/5/00, the Reporting Person purchased 975,400 shares on the open market at an average price of $8.24 per share.


          (d)  Not Applicable

          (e)  Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               On November 1, 2000, November 7, 2000, and November 30, 2000 the Reporting Person entered into Stock Purchase Agreements with the Trustees of the Estate of Bernice Pauahi Bishop, Honolulu, Hawaii, BIL Securities (Offshore) Ltd., Wellington, New Zealand and Advisory Research Inc., Chicago, Illinois, respectively. The agreements are substantially the same and provide that the Reporting Persons will acquire a total of 7,479,320 shares of common stock for $10.00 per share. The obligation and right of the Reporting Person to purchase the shares is subject to certain contingencies, including approval of applicable federal bank regulatory agencies. Although the Reporting Person will not beneficially own these 7,479,320 shares until the material contingencies are satisfied, the Reporting Person has elected to file this schedule 13D to report the execution of the Stock Purchase Agreements.

               On December 8, 2000, the Reporting Person entered into an Agreement and Plan of Merger with the Issuer, pursuant to which the Reporting Person will acquire all outstanding shares of the Issuer. The Agreement provides, among other things, that as a result of the merger, each outstanding share of common stock of the Issuer will be converted into the right to receive $10.00 in cash. Consummation of the merger is subject to a number of conditions, including, but not limited to, the approval of the merger by the shareholders of the Issuer and the receipt of requisite regulatory approvals.

               In accordance with the Agreement and Plan of Merger, the Reporting Person has received proxies, each in the form attached to the Merger Agreement, to vote 1,019,571 shares of common stock of the Issuer to enable the Issuer to consummate the merger. The proxies represent shares owned by Arbur, Inc. (637,418 shares) and each of the following members of the Board of Directors of the Issuer: Murray Kalis (5,000 shares), J. Michael Holmes (74,403 shares), Rudolf P. Guenzel (281,910), C. Stephen Mansfield (500 shares), John F. Davis (8,000 shares) and Carl Lobue (12,340 shares).

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13D/A
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CUSIP NO. 69316G 10 8

Item 7.   Materials to be Filed as Exhibits

          Exhibit 2.1    Agreement and Plan of Merger, dated as of December 8, 2000*
          Exhibit 99.1   Form of Proxy

          * Incorporated by reference to Exhibit 2.1 of PBOC Holdings, Inc.'s Form 8-K filed December 12, 2000

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:     /s/ Michael F. Dunning
Name:              Michael F. Dunning
Title:             Chief Financial Officer